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June 11, 2018

Via EDGAR and Hand Delivery

Perry J. Hindin,

Special Counsel,

United States Securities and Exchange Commission,

Office of Mergers & Acquisitions,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	GGP Inc.
Schedule 13E-3
Filed May 2, 2018 by GGP Inc. et. al
File No. 005-85755

GGP Inc. and Brookfield Property Partners L.P.
Registration Statement on Form S-4/F-4
Filed May 2, 2018
File Nos. 333-224593/224594

Dear Mr. Hindin:

On behalf of GGP Inc. (“GGP”) and Brookfield Property Partners L.P. (“BPY”), set forth below are responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter, dated May 24, 2018, with respect to the above referenced Schedule 13E-3, filed with the Commission on May 2, 2018 (the “Schedule 13E-3”), and the above referenced joint registration statement on a combined Form S-4/F-4, filed with the Commission on May 2, 2018 (such joint registration statement, the “Registration Statement”).

GGP and BPY are concurrently filing via EDGAR Amendment No. 1 to the Schedule 13E-3 (“Schedule 13E-3 Amendment No. 1”) and Amendment No. 1 to the Registration Statement on a combined Form S-4/F-4 (“Registration Statement Amendment No. 1”), which reflect GGP’s and BPY’s responses to the comments received by the Staff and certain updated information.

For convenience, the text of the Staff’s comments is set forth in italics below, followed by a response to each comment. Page number references in the responses refer

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to page numbers in Schedule 13E-3 Amendment No. 1 and Registration Statement Amendment No. 1, as applicable. Terms used but not otherwise defined herein that are defined in the Schedule 13E-3 or Registration Statement, have the meanings ascribed to them in the Schedule 13E-3 or Registration Statement, as applicable. The responses and information described below are based upon information provided to us by GGP and BPY (collectively, the “Companies”).

Registration Statement on Form S-4

General

1.	Please add risk factor disclosure regarding the exclusive forum provision disclosed on page 185. Please address, without limitation, how the exclusive forum provision may impact the rights of shareholders, the reasons for adopting the exclusive forum provision, and any questions as to enforceability of the exclusive forum provision under Delaware law.

Response to Comment No. 1:

The Companies note the Staff’s comment and advise the Staff that the disclosure in the Registration Statement has been revised in response to the Staff’s comment. Please refer to pages 156, 197 and 198 of Registration Statement Amendment No. 1.

2.	We note the arbitration provision in the Form of Amended and Restated Agreement of Limited Partnership of GGP Operating Partnership, included as Exhibit B to the Agreement and Plan of Merger. Please revise your joint proxy statement/prospectus to clarify the scope of the mandatory arbitration provision and add a thorough discussion of how it may impact the rights of shareholders. In particular, please expand your disclosure to address:

a.	the shareholders to whom the mandatory arbitration provision applies;

b.	whether you intend for arbitration to be the exclusive means for resolving disputes;

c.	whether the mandatory arbitration provision survives the consummation of the transactions and, if not, disclose at what stage the provision would no longer be in force;

d.	whether the mandatory arbitration provision only applies to claims relating to the merger or whether it applies more generally to compliance with the federal securities laws; and

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e.	any material risks to shareholders resulting from this mandatory arbitration provision, such as whether the arbitration provision could impact the ability of shareholders to bring class-action lawsuits, and the potential limitations that could result for shareholders.

Please also disclose that arbitration shall be conducted in New York, New York, per your disclosure on page I-32, and confirm that the laws of New York permit such a provision, or alternatively address any questions as to enforceability.

Response to Comment No. 2:

The Companies note the Staff’s comment and note that the arbitration provisions of the Form of Amended and Restated Agreement of Limited Partnership of GGP Operating Partnership do not apply to shareholders of GGP or unitholders of BPY. However, the Companies advise the Staff that the disclosure in the Registration Statement has been revised in response to the Staff’s comment. Please refer to pages 200 and 201 of Registration Statement Amendment No. 1.

Letter to GGP Common Stockholders

3.	We note the statement that “…the aggregate number of shares of class A stock or BPY units that unaffiliated GGP common stockholders will receive in connection with the Transactions is generally fixed” (emphasis added). With a view towards revised disclosure, please advise why such qualification is necessary.

Response to Comment No. 3:

The Companies note the Staff’s comment and respectfully inform the Staff that the aggregate number of shares of class A stock or BPY units that unaffiliated GGP common stockholders will receive in connection with the Transactions will be based upon the number of shares of GGP common stock actually outstanding as of the record date of the pre-closing dividend. The Companies advise the Staff that the disclosure in the Registration Statement has been revised in response to the Staff’s comment. Please refer to the second page of the Letter to GGP Common Stockholders in Registration Statement Amendment No. 1.

Notice of Special Meeting of Stockholders

4.	With a view towards revised disclosure please tell us what consideration the filing persons have given to unbundling proposals 2 and 3. Refer to Exchange Act Rule 14a-4(a)(3).

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Response to Comment No. 4:

The Companies note the Staff’s comment and advise the Staff that the disclosure in the Registration Statement has been revised in response to the Staff’s comment. In response to the Staff’s comment, the Companies have unbundled such proposals into four separate matters upon which GGP common stockholders may vote.

Questions and Answers, page 1

5.	As discussed on a telephone call with Sullivan & Cromwell on May 23, 2018, please consider expanding the various references throughout the proxy statement / prospectus to “subject to proration” to provide greater context to the reader, or alternatively, refer readers to the appropriate section of the proxy statement / prospectus where proration is explained with the sufficient detail needed to understand the various summaries of the proposed transactions disclosed in the forepart of the document.

Response to Comment No. 5:

The Companies note the Staff’s comment and advise the Staff that the disclosure in the Registration Statement has been revised in response to the Staff’s comment. Please refer to the first page of the Letter to GGP Common Stockholders and pages 1, 4, 5, 7, 8, 12, 17, 18, 56 and 151 of Registration Statement Amendment No. 1.

6.	With a view towards revised disclosure, please advise what consideration the filing persons gave to providing additional detail and context for readers to understand the timing and sequence for the determination of the per share merger consideration and the aggregate cash dividend amount given that each defined term appears to include as part of its definition the other defined term.

Response to Comment No. 6:

The Companies note the Staff’s comment and respectfully clarify for the Staff that the “aggregate cash dividend amount” does not include “per share merger consideration” as part of its definition and will be determined in accordance with the merger agreement based on a variety of factors, some of which will not be known until closer to the time of the charter amendments closing. In response to the Staff’s comment, the Companies respectfully submit that the filing persons considered whether to provide any additional detail and context with respect to the timing and sequence for determination of the aggregate cash dividend amount and the per share merger consideration and determined at the time of the filing of the Registration Statement that any such additional information was not material or germane to the understanding of the readers. However, the

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Companies advise the Staff that the disclosure in the Registration Statement has been revised in response to the Staff’s comment. Please refer to pages 7 and 8 of Registration Statement Amendment No. 1.

7.	Disclosure on page 5 includes the statement “…holders of class A stock will have the right following the consummation of the Transactions to exchange each share of class A stock for one BPY unit or the cash equivalent of one BPY unit, at BPY’s election, subject to subsequent changes to the conversion ratio in the event of certain dilutive or capital events of BPY or BPR” (emphasis added). Please provide a reference to the appropriate section of the document that provides greater detail regarding these changes and events.

Response to Comment No. 7:

The Companies note the Staff’s comment and advise the Staff that the disclosure in the Registration Statement has been revised in response to the Staff’s comment. Please refer to pages 5, 6, 8 and 281 of Registration Statement Amendment No. 1.

Reasons for the Recommendation of the Special Committee and the GGP Board, page 74

8.	Disclosure on page 75 indicates that the Board based its fairness determination in part on the Special Committee’s analyses, conclusions and determination as to fairness. To the extent the Board did so, the Board should expressly adopt the analyses and discussion as its own, or alternatively, provide the disclosure required by Item 8 of Schedule 13E-3 and Item 1014 of Regulation M-A. See Question 20 of the Exchange Act Release No. 17719 (April 13, 1981).

Response to Comment No. 8:

The Companies note the Staff’s comment and advise the Staff that the disclosure in the Registration Statement has been revised in response to the Staff’s comment. Please refer to page 81 of Registration Statement Amendment No. 1.

Positions of the Parent Parties and the Brookfield Filing Persons as to the Fairness…, page 111

9.	Disclosure in the first paragraph on page 112 indicates that each of the Parent parties and the Brookfield filing persons adopted the analysis of the special committee. Please reconcile this disclosure with the disclosure on the top of page 113 which suggest that the Parent parties and Brookfield filing persons did not adopt such analysis.

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Response to Comment No. 9:

The Companies respectfully clarify for the Staff that the Parent parties and Brookfield filing persons did not adopt the analysis of the special committee or the GGP board in determining the fairness of the Transactions prior to the execution of the merger agreement, as they did not have access to such analyses at that time. However, the Parent parties and Brookfield filing persons have, subsequent to the execution of the merger agreement, adopted such analyses. The Companies advise the Staff that the disclosure in the Registration Statement has been revised in response to the Staff’s comment. Please refer to pages 120 and 121 of Registration Statement Amendment No. 1.

10.	The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Refer to the preceding comment. To the extent that the Parent parties and Brookfield filing persons did not expressly adopt the analysis of the special committee, please revise this section to either include the factor described on clause (viii) of Instruction 2 to Item 1014 or explain why the factor was not deemed material or relevant.

Response to Comment No. 10:

The Companies note the Staff’s comment and advise the Staff that the disclosure in the Registration Statement has been revised in response to the Staff’s comment. Please refer to page 122 of Registration Statement Amendment No. 1.

Summary of Financial Analyses, page 87

11.	Disclosure on pages 90 and 93 indicates that “[t]he range of terminal growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the [GGP (page 90) / BPY (page 93)] forecasts and market expectations regarding long-term real growth of gross domestic product and inflation.” Please revise to disclose the referenced forecasts and market expectations.

Response to Comment No. 11:

The Companies note the Staff’s comment and advise the Staff that the disclosure in the Registration Statement has been revised in response to the Staff’s comment. Please refer to pages 96, 97, 100 and 101 of Registration Statement Amendment No. 1.

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We trust that the foregoing and the revisions set forth in Amendment No. 1 are responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 558-4312 or by email at downesr@sullcrom.com.

Very truly yours,

/s/ Robert W. Downes

cc:	Sonia Barros

Sandra Hunter Berkheimer

(Securities and Exchange Commission)

Rosemary G. Feit

(GGP Inc.)

Bryan K. Davis

(Brookfield Property Group LLC)

Joseph C. Shenker

Brian E. Hamilton

(Sullivan & Cromwell LLP)

Alan Klein

(Simpson Thacher & Bartlett LLP)

Michael J. Aiello

Matthew J. Gilroy

(Weil, Gotshal & Manges LLP)

Gilbert G. Menna

Mark S. Opper

David H. Roberts

(Goodwin Procter LLP)

Karrin Powys-Lybbe

Mile T. Kurta

(Torys LLP)